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                               December 22, 2023

       Tingfeng Weng
       Chief Executive Officer
       Wing Yip Food Holdings Group Ltd
       No.9, Guanxian North Rd,
       Huangpu Town, Zhongshan City,
       Guangdong, China 528429

                                                        Re: Wing Yip Food
Holdings Group Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
29, 2023
                                                            CIK No. 0001999860

       Dear Tingfeng Weng:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       About this Prospectus, page ii

   1. We note your statement regarding market data used in the prospectus, cautioning investors
                                                        "not to give undue
weight to this information." This statement appears to imply a disclaimer of
responsibility for this information in the registration statement. Please either revise this section to
remove such implication or specifically state that you are liable for all information in the
registration statement.
       Prospectus Summary, page 1

   2. Please revise your summary to present an objective description of the challenges and/or weaknesses of your
business and operations. For example, you highlight your competitive strengths and growth
strategies without equally prominent disclosure regarding your weaknesses.
 Tingfeng Weng
FirstName LastNameTingfeng  Weng
Wing Yip Food  Holdings Group Ltd
Comapany22,
December  NameWing
              2023    Yip Food Holdings Group Ltd
December
Page 2    22, 2023 Page 2
FirstName LastName
Risk Factors, page 14

3. Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Managements Discussion and Analysis Of Financial Condition and Results of Operations
Key Components of Results of Operations for the Six Months Ended June 30, 2023 and 2022,
page 56

4. Please expand your discussion of your result of operations to provide a more comprehensive and quantified discussion and analysis of the factors that impacted your results between comparative periods. Please revise your disclosures to provide the following:
             Expand your discussion of net revenues to quantify how much of the increase in net revenues was due to changes in volume, changes in selling prices and changes in product mix. Please also discuss and quantify the impact of changes in foreign exchange rates on your net revenues; and
             Expand your discussion of cost of revenues to quantify the impact of the business factors that affected your cost of revenues including the impact of increased sales volume, pork prices and depreciation of equipment. Please also consider discussing the impact of product mix and and details of other costs that impacted your cost of revenues.
         This is not meant to represent an all-inclusive list of where your MD&A could be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. Refer to Item 303 of Regulation S-K and Section
         III.B.4 of Release No. 33-8350 for guidance.
Liquidity and Capital Resources
Cash Flows
Operating Activities , page 64

5. Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows.
         Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. For example, explain the reasons for the changes in inventories and
 Tingfeng Weng
Wing Yip Food Holdings Group Ltd
December 22, 2023
Page 3
         accounts receivable for the six-months ended June 30, 2023 and 2022. Please refer to Item
         303(a) of Regulation S-K and SEC Release No. 33-8350.
Business
Developing a New Line of Pre-Made Meal Products, page 82

6. We note your disclosure here that you intend to develop and launch a new frozen sausage and pre-made meal product line. Please provide a more detailed timeline for production.
Jurisdiction and Arbitration, page 138

7. We note your disclosure that arbitration provisions of the deposit agreement do not preclude you from pursuing claims under the Securities Act or the Exchange Act in federal or state courts. Please revise to state that the arbitration provisions of the deposit agreement will not apply to claims under the Securities Act or the Exchange Act in federal or state courts.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

8. Please make arrangement with your independent registered public accounting firm to have them revise their opinion to include the city and State where the audit report was issued.
         Refer to Rule 2-02(a)(3) of Regulation S-X.
Note 2. Summary of significant accounting policies
Revenue Recognition , page F-12

9. You disclosed that for each performance obligation satisfied at a point in time, you recognize revenue at a point in time by measuring the progress toward complete satisfaction of that performance obligation. Please help us understand how you recognize revenue at a point in time by measuring progress toward complete satisfaction. Please note that measures of progress over time suggests that revenue is recognized over time rather than at a point in time. Refer to ASC 606-10-25-31.
Note 20. Subsequent Events , page F-26

10. Please revise your disclosure here and on page F-50 to disclose the specific date through which subsequent events were evaluated. Refer to ASC 855-10-50-1.
Item 7. Recent Sales of Unregistered Securities, page II-2
FirstName LastNameTingfeng Weng
11. Please indicate the section of the Securities Act or the rule of the Commission under
Comapany   NameWing
       which   exemptionYip
                         fromFood  Holdingswas
                               registration  Group   Ltd and state briefly the
facts relied upon to
                                                claimed,
       make
December   22,the exemption
                2023 Page 3 available. See Item 701 of Regulation S-K. FirstName LastName
 Tingfeng Weng
FirstName LastNameTingfeng  Weng
Wing Yip Food  Holdings Group Ltd
Comapany22,
December  NameWing
              2023    Yip Food Holdings Group Ltd
December
Page 4    22, 2023 Page 4
FirstName LastName
Exhibits

12. Please file all material agreements, including but not limited to: (i) lease agreements, (ii)
         employment agreements, and (iii) supply agreements. See Item 601(b)(10) of Regulation
         S-K.
General

13. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:
             Suspend the production, purchase, sale or maintenance of certain items;
             Experience labor shortages that impact your business;
             Experience cybersecurity attacks in your supply chain;
             Experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
             Experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
             Be unable to supply products at competitive prices or at all. Explain whether and how you have undertaken efforts to mitigate the impact and where
         possible quantify the impact to your business.
14. Please update your disclosure with respect to the status of your filing materials with the
         CSRC, or disclose why you have not yet filed materials with the CSRC
15. Please provide us with supplemental copies of all written communications as defined in
         Rule 405 under the Securities Act that you or anyone authorized to do so on your behalf have presented or expect to present to potential investors in reliance on Section 5(d) of the
         Securities Act, whether or not you retained or intend to retain copies of those communications. Please contact the legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
       Please contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Erin Purnell at 202-551-3454 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing